Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

SUPPLEMENTAL ANNOUNCEMENT

DATE OF BOARD MEETING AND

DATE OF ANNOUNCEMENT OF SECOND QUARTER AND
HALF YEAR 2026 UNAUDITED FINANCIAL RESULTS

Reference is made to the announcement (the “Announcement”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated August 13, 2026 in relation to the date of the board meeting and the date of announcement of the second quarter and half year 2026 unaudited financial results. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company was subsequently informed by the conference call service provider that the Hong Kong and Mainland China toll-free numbers previously set out in the Announcement would no longer be available for the earnings conference call. Accordingly, the Company would like to update the relevant dial-in details. For ease of reference, the updated dial-in details are set out below, with the changes shown in bold:

Dial-in details:

Conference title:	Noah Second Quarter and Half Year 2026 Earnings Conference Call

Date/Time:	Tuesday, August 25, 2026 at 8:00 p.m., U.S. Eastern Time Wednesday, August 26, 2026 at 8:00 a.m., Hong Kong Time

Dial in:

– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Local Toll:	4001-206115
– International Toll:	1-412-317-6061

Participant Password:	4116275

This announcement is supplemental to and should be read in conjunction with the Announcement. The above updated information does not affect other information and content set out in the Announcement. Save as disclosed in this announcement, all information in the Announcement remains unchanged.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 16, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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